Certain portions of the exhibit have been redacted as such portions are not material and the type of information that the Company treats as private or confidential.

CONSULTING AGREEMENT

THIS CONSULTING AGREEMENT (the “Agreement”) is effective as of DEC 14, 2018 (the “Effective Date”)

BETWEEN

INCUBARA CAPITAL CORP., a company incorporated under the laws of British Columbia with an office at Suite 908 - 510 Burrard Street, Vancouver, British Columbia, V6C 3A8

(the “Company”)

AND:

SCOTT ELDRIDGE a business person with an address at [REDACTED]

(the “Consultant”)

WHEREAS

A.The Company is a business engaged in investing and developing disruptive technologies;

B.The Company wishes to retain the Consultant to provide the Services and the Consultant agrees to provide Services to the Company, in accordance with the terms and conditions contained herein.

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Company and the Consultant agree as follows:

1.Term

1.1Subject to the terms and conditions of this Agreement, the Company will retain the Consultant as an independent contractor, and the Consultant will accept such retention.

1.2The term of this Agreement will commence upon the Effective Date and will continue for period of four months (the “Probation Period”), at which point it may be extended by the Company for an additional 12 month term (the “Renewal Period”) by the Company providing written notice to the Consultant, or until it is otherwise terminated in accordance with this Agreement (the “Term”).

2.Services

2.1The Consultant will perform the services as described in Section 1 of Schedule “A” (the “Services”) to the Company, in a competent and timely manner.

2.2The Consultant shall:

(a)perform all Services in a professional, proper, and lawful manner, under applicable rules, regulations and laws, and in accordance with the highest industry standards.

(b)perform all Services to the best of the Consultant’s abilities;

(c)not infringe the intellectual property rights of any third party;

(d)in rendering the Services, comply with Canada’s Anti-Spam Legislation;

(e)determine the manner and means by which it performs the Services, including but not limited to the time and place for performance of the Services;

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(f)except as otherwise set forth in Schedule “A” or in this Agreement, furnish, at its own expense, the equipment, supplies, tools, and other materials to perform the Services; and

(g)make itself available for consultation with the board of directors of the Company at such times and places as are mutually agreeable.

3.Compensation

3.1Subject to this Agreement, as consideration for the Services, the Company will provide the Consultant the compensation described in Section 2 of Schedule “A”.

3.2Subject to this Agreement, the Consultant shall be responsible for any expenses incurred by the Consultant or the Consultant Personnel (where applicable) in connection with the performance of the Services.

3.3Within 15 days of an expense invoice received by the Company from the Consultant, the Company shall reimburse the Consultant for the Consultant’s reasonable expenses and disbursements incurred by the Consultant in connection with the performance of the Services. For all such expenses and disbursements, the Consultant shall supply the Company with originals of all receipts, invoices or statements in respect of which the Company seeks reimbursement, in such form as may reasonably be required by the Company and at such times or intervals as may be required by the Company. Prior to incurring any expense in excess of CAD$1000, the Consultant shall obtain advance written approval from the Company.

3.4The Company shall be responsible for paying all sales, use and excise taxes, and any other similar taxes, duties and charges of any kind imposed by any federal, provincial or municipal governmental entity on any amounts payable by the Company hereunder; provided that, in no event shall the Company pay or be responsible for any taxes, statutory withholdings, deductions or remittances, imposed on or with respect to the Consultant’s income, revenues, gross receipts, real or personal property, or other assets.

3.5The Consultant shall be required to pay all required taxes to the appropriate regulatory authorities in the proper jurisdiction associated with the fee paid to the Consultant.

3.6Any stock options issued pursuant to this Agreement will be subject to the Company’s stock option plan and/or any stock option agreement entered into between the Company and the Consultant.

4.Conditions Precedent

4.1The Company engaging the Consultant for the Renewal Period is conditional upon the Consultant investing $50,000 in the Company as follows: $30,000 in the current private placement; and, $20,000 through the exercise of warrants within 4 months of the Effective Date. The private placement shall consist of units, with each unit consisting of one common share and one common share purchase warrant, and each unit priced at $0.25.

5.Intellectual Property Rights

5.1The Company is and shall be the sole and exclusive owner of all right, title, and interest throughout the world in and to all results, acquisitions, inventions (whether or not patentable), discoveries, deliverables, and proceeds of the Services (collectively “Deliverables”), including without limitation all patents, copyrights, trademarks, industrial designs, trade secrets, rights to file patent applications, and other intellectual property rights (collectively, “Intellectual Property Rights”) therein. The Consultant irrevocably assigns the Company, all rights, title, and interest throughout the world in and to the Deliverables, including without limitation all Intellectual Property Rights therein. The Consultant irrevocably and unconditionally waives all moral rights that the Consultant may now have or may in the future have relating to the Deliverables.

5.2The Consultant shall make full and prompt disclosure to the Company of any inventions or processes made or conceived by the Consultant alone or with others during the Term, relating in any way to the Services, whether or not such inventions or processes are patentable and whether or not such inventions or processes are made or conceived

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during normal working hours or on the premises of the Company. The Consultant shall not disclose to any third party the nature or details of any such inventions or processes without the prior written consent of the Company.

5.3To ePect the Consultant’s obligations under this Agreement, at the reasonable request and at the sole expense of the Company, the Consultant shall do all reasonable acts necessary and sign all reasonable documentation necessary in order to ensure and evidence the Company’s ownership of the Deliverables, and all Intellectual Property Rights therein, including but not limited to providing to the Company written assignments of all Intellectual Property Rights to the Company and any other documents required to enable the Company to document rights to, or to register, patents, copyrights, trade-marks, industrial designs and such other protections as the Company considers advisable anywhere in the world, and waiving all of the Consultant’s moral rights in the Deliverables. The Consultant agrees that if the Company is unable because of the Consultant’s unavailability, incapacity, or for any other reason, to secure the Consultant’s signature to apply for or pursue any application for any Canadian or foreign patents, trademarks, mask work, copyright or other intellectual or industrial property right registrations covering the Deliverables, then the Consultant hereby irrevocably designates and appoints the Company and its duly authorized agents and officers as the Consultant’s agent and attorney in fact, to act for and on the Consultant’s behalf to execute and file any such documents or applications and to do all other lawfully permitted acts to further the prosecution and issuance of patents, copyrights, trademarks, mask work or other intellectual or industrial property right registrations therein with the same legal force and eXect as if executed by the Consultant.

5.4Notwithstanding anything to the contrary in this Agreement, the Company’s obligation to make payment to the Consultant in the final month of the Term is conditional upon the Consultant executing and delivering to the Company an intellectual property assignment agreement, in the form approved by the Company, which, among other things, irrevocably assigns to the Company all of the Consultant’s worldwide right, title, and interest in and to the Deliverables, including all Intellectual Property Rights therein, and waiving all of the Consultant’s moral rights in the Deliverables.

5.5All goodwill established by the Consultant or that may be established by the Consultant with clients, customers, suppliers, principals, shareholders, investors, collaborators, strategic partners, licensees, contacts or prospects of the Company relating to the business or affairs of the Company (or of its partners, subsidiaries or affiliates), both before and aQer the Effective Date, shall be and remain the property of the Company exclusively, for the Company to use, alter, vary, adapt and exploit as the Company shall determine in its discretion.

6.Internet Accounts

6.1Any and all social media and other online accounts and profiles created or used by Consultant on behalf of the Company or otherwise for the purpose of promoting or marketing the Company or similar business purposes, including such profiles and accounts featuring or displaying the Company’s name and trademarks (“Company Social Media Accounts”), and all content posted by Consultant on or through the Company Social Media Accounts (including without limitation all intellectual property), belong solely to the Company. The Company shall own all Company Social Media Accounts regardless of whoever opens the account or uses, manages or accesses it. Each Company Social Media Account includes any and all login information, data, passwords, trademarks and content related to the profile or account, including all followers, subscribers, consents, and contacts. Company Social Media Accounts shall not include any social media accounts or profiles that are created or used by Consultant exclusively for Consultant’s own personal use.

6.2All Company Social Media Accounts shall, where possible, be registered, in whole or in part, using the Company ‘s name and contact information. After registration, the login and password information for each Company Social Media Account shall promptly be reported to the Company and not be changed thereafter without prior express authorization from the Company.

6.3Upon the Company’s request at any time during the course of Consultant’s engagement with the Company or any time thereaher, the Consultant agrees to cease accessing, using, updating or modifying the Company Social Media Accounts, except for the sole purpose of transferring control of the Company Social Media Accounts to the Company (where necessary).

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7.Confidentiality

7.1The Consultant acknowledges that in the course of providing the Services, the Consultant may create or have access to information that is treated as confidential and/or proprietary by the Company, including, without limitation, information pertaining to any Deliverables, trade secrets, information that is not generally known outside of the Company, information that would be reasonably considered confidential or proprietary to the Company and/or its clients, partners, investors, suppliers, subsidiaries, and affiliates, and any data, technology, commercial and research strategies, marketing plans, pricing plans, contact lists, customer lists, exploratory information, resource information, clients lists, pricing information, financial information, business information, business plans, development strategies, forecasts, analysis, inventions, and know-how disclosed by the Company to the Consultant, directly or indirectly, in written, oral or other tangible form, for the purpose of the Services or arising from the Services, whether or not such information has been marked as confidential (collectively, the “Confidential Information”). Notwithstanding the foregoing, Confidential information does not include information that:

(a)can be shown by contemporaneous documentation to have been in the Consultant’s possession prior to the disclosure by the Company; or

(b)at the time of the disclosure is, or thereafter becomes, through no fault of the Consultant, part of the public domain;

provided that any combination of the information which comprises part of the Confidential Information will not be included within the foregoing exceptions merely because individual parts of the information were within the public domain.

7.2The Consultant shall treat all Confidential Information as strictly confidential and only use the Confidential Information for the purpose of the Services. The Consultant shall not, without the prior written authorization of the Company, either during the Term or for a period of five years thereafter:

(a)use any Confidential Information for the benefit or purposes of the Consultant or any other person, company or organization whatsoever; or

(b)disclose any Confidential Information to any person, company or other organization whatsoever.

7.3Notwithstanding the foregoing, the Consultant will be entitled to disclose Confidential Information if required by a court of competent jurisdiction, provided that it promptly notify the Company, consult with the Company and cooperate with the Company in any attempt to resist or narrow such disclosure or to obtain an order or other assurance that such Confidential Information will be accorded confidential treatment. Notwithstanding any such disclosure required by law, the Confidential Information disclosed will, for all other purposes, continue to be treated as Confidential Information under this Agreement.

7.4All right, title and interest in and to the Confidential Information shall remain the exclusive property of the Company and any Confidential Information in the Consultant’s possession during the term of this Agreement will be deemed to be held in trust by the Consultant for the benefit of the Company.

8.Non-Disparagement

The Consultant shall not reveal, disclose, use or cause to be revealed, disclosed or used any information or material with respect to the Company (which term shall, for the purposes of this Section, include the Company and its affiliates and their respective officers, directors, shareholders, agents and employees) which is or may reasonably be expected to be injurious to any of the the Company’s interests. Without limiting the generality of the foregoing, the Consultant shall privately and publicly support the the Company and not make any private or public statement of the business ahairs, policies or the like of the Company that disparages the Company, directly or indirectly, in any respect.

9.Conflicts of Interest; Disclosure

9.1Except as expressly disclosed in writing to the Company in accordance with Section 9.2, the Consultant represents and warrants to the Company that it is under no obligation to any former employer or any other person or

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business that: (i) is in any way inconsistent with this Agreement or the performance of the Services under this Agreement; (ii) imposes any restriction on the Consultant’s activities with the Company; or (iii) otherwise is a conflict, a potential conflict or a perceived conflict of the the Company’s interests (collectively, “Conflicts”).

9.2The Consultant shall make full and complete disclosure to the Company of the existence, nature and extent of any Conflicts that the Consultant may have or which may arise during the Term, whether such Conflicts arise in the Consultant’s own right, or otherwise. The disclosure obligations provided in this Section are continuing obligations of the Consultant during the Term.

9.3Any business opportunities related to (a) the business of the Company, or (b) any of the Confidential Information or Deliverables, which become known to the Consultant during the term of this Agreement must be fully disclosed and made available to the Company by the Consultant without delay, and the Consultant agrees not to take or omit to take any action if the result would be to divert from the Company any opportunity which is within the general scope of the Company’s business.

10.Other Engagements and Non-Solicitation

10.1Subject to Schedule “A”, this Agreement does not limit the Consultant from providing similar services to third parties, provided that such third party engagement does not breach or violate the terms and conditions of this Agreement.

10.2The Consultant shall use best efforts to segregate the consulting services provided under this Agreement from work at other institutions so as to minimize any questions of disclosure or ownership of rights under inventions or Confidential Information.

10.3The Consultant covenants that it shall not without the prior written consent of the Company at any time during the Term or for a period of twelve months after termination of this Agreement, either alone or in partnership or jointly or in conjunction with any person, whether as principal, agent, partner, co-venturer, shareholder, investor, creditor, director, oPicer, employee, advisor, consultant or in any other capacity whatsoever, directly or indirectly:

(a)hire or take away or cause to be hired or taken away, any employee the Company or any aPiliate for the purposes of employment in any business related to or competitive with the business of the Company or any affiliate, or such other related business or businesses which may be operated by the Company or aPiliate at such time;

(b)contact any customer, advance prospect, prospective target or joint venture party, supplier, dealer, agent, distributor or other person in the habit of dealing with the Company or any affiliate for the purposes of interfering with, or encouraging them to alter or terminate, their business relationships with the Company or any ahiliate;

(c)contact, for the purpose of solicitation other than at the request of the Company or any affiliate, any person that is a supplier, dealer, agent, distributor or joint venture party of the Company or any ahiliate for the purpose of attempting to obtain a franchise, distribution or other arrangement in Canada, the United States, or any other jurisdiction the Company or its aPiliates carries on business (the “Territory”) with such person in respect of any products or services that compete in the Territory with any products or services of the Company or its affiliates; or

(d)canvass or interfere with any person who is a customer, supplier, or joint venture or strategic partner of the Company or use the Consultant’s personal knowledge or influence over any such customer, supplier, or joint venture or strategic partner for the Consultant’s own benefit or the benefit of any business which is the same or substantially similar to the Company’s or its affiliates.

10.4The Consultant confirms that the obligations in Section 10.3 are fair and reasonable given that, among other reasons, the sustained contact that the Consultant will have with the customers, business partners and joint venturers of the Company and its affiliates will expose the Consultant and Consultant Principal to Confidential Information regarding the particular requirements of such Persons, all of which the Consultant agrees not to act upon to the detriment of the Company or its affiliates. The Consultant agrees that the obligations in contained in Section 10.3,

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together with its other obligations under this Agreement, are necessary and fundamental to the protection of the Company and are reasonable and valid. The Consultant further confirm that the geographic scope and the obligations contained in Section 10.3 is reasonable given the nature of the Company’s business.

11.Liability and Indemnity

11.1The Consultant shall defend, indemnify, and hold harmless the Company and its affiliates, and their officers, directors, agents, and employees, from and against all demands, complaints, actions, suits, claims, penalties, liabilities, damages, costs, and expenses (including reasonable attorneys’ and professionals’ fees) of any kind whatsoever arising out of (a) any communications or activities of the Consultant made in the course of providing the Services; (b) any negligent acts or omissions of the Consultant; (c) any breach by the Consultant of its covenants, representations, or warranties hereunder; (d) bodily injury, death of any person, or damage to property, resulting from the Consultant acts or omissions; or (e) any act of the Consultant beyond the scope of the Consultant’s authority hereunder. This indemnity shall survive termination of this Agreement. The Consultant shall be responsible for the defence of any suit brought against the Company, its subsidiaries, affiliates, employees, servants, agents or contactors, on account of any such claim and will satisfy any judgement against the Company, its affiliates, subsidiaries, directors, officers, employees, servants, agents or contractors, resulting therefrom to the extent arising from a negligent act or omission in the performance of the Agreement by the Consultant.

12.Additional Representations and Warranties

12.1The parties agree that they will comply with all applicable national, regional and local laws, regulations or specifications, the noncompliance with which might tend to adversely affect the reputation of or legal liability of either party.

12.2The parties represent and warrant that they have full authority, power and capacity to enter into this Agreement, to perform their obligations hereunder, and all necessary actions have been taken to enable each of them to enter into this Agreement.

12.3The Consultant represents and warrants to the Company, which representations and warranties shall survive the execution of this Agreement and the consummation of the transactions contemplated herein, that:

(e)the Consultant has skill, training and expertise as well as the types and quantities of equipment and other facilities necessary to commence, conduct and complete the Services in the manner contemplated herein;

(f)the Consultsnt has a valid tax registration number;

(g)the Consultant has workers compensation insurance coverage sufficient for the Services;

(h)all information provided by the Consultant to the Company which the Company relied upon prior to the Elective Date for the purposes of evaluating its engagement with the Consultant was accurate and contained no untruths or misrepresentations;

(i)the Consultant will provide the Company with good and valid title in and to all Deliverables, free and clear of all encumbrances and liens of any kind; and

§)all Deliverables are and shall be the Consultant’s original work (except for material in the public domain or provided by the Company) and, to the best of the Consultant’s knowledge do not and will not violate or infringe upon the intellectual property rights or any other rights whatsoever of any person, firm, corporation or other entity.

13.Termination and Survival

13.1During the Probation Period, the Company may at any time terminate this Agreement, upon prior written notice to the Consultant, with or without cause, and such termination will be immediately effective.

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13.2During the Renewal Period, either party may at any time terminate this Agreement, upon at least 30 days’ prior written notice to the other party, with or without cause, and such termination will be elective at the expiration of such notice period.

13.3This Agreement will automatically terminate upon the occurrence of any of the following events: (a) the Company’s legal dissolution, or (b) the Consultant’s death (if an individual) or legal dissolution (if not an individual).

13.4Notwithstanding that the parties agree that the Consultant is not and shall not be an employee or dependent contractor of the Company (unless otherwise later agreed in writing) and is instead an independent contractor:

(a)in the event this Agreement is terminated by the Company and a court, tribunal, or other government authority determines or finds that the Consultant was a dependent contractor of the Company, the Consultant agrees to waive and not pursue any claim the Consultant may have to severance payment or damages in lieu of reasonable notice of termination of this Agreement; and

(b)in the event this Agreement is terminated by the Company and not for any reason which would constitute “just cause” at common law, and a court, tribunal, or government authority determines or finds that the Consultant was an employee of the Company, the Consultant agrees that it shall be entitled only to the minimum termination notice period or pay in lieu of notice as required by the Employment Standards Act, RSBC 1996, c 113, as amended from time to time, or other applicable legislation, and the Consultant agrees to waive and not pursue any right or claim the Consultant may have to any additional severance payments or damages related to such termination (including without limitation damages in lieu of reasonable notice of termination).

13.5Upon termination of this Agreement for any reason:

(a)the Consultant shall promptly deliver to the Company any and all Confidential Information Deliverables, and other the Company property, including, but not limited to, all books, records, printouts, lists, internet accounts, passwords, keys, notes and other documents or copies thereof relating to the business of the Company, which is in the Consultant’s possession or direct or indirect control (together, “Company Property”). Notwithstanding the foregoing, if requested in writing by the the Company, the Consultant shall: (i) irretrievably destroy any Company Property in its possession (which, for certainty, includes copies) and, (ii) forthwith provide the Company with a certificate in writing confirming the completion of same; and

(b)the Consultant shall promptly waive its moral rights in, and promptly transfer and assign to the Company all of Consultant’s worldwide right, title, and interest in and to the Deliverables, including without limitation all Intellectual Property Rights therein, by executing and delivering to the Company an intellectual property assignment agreement in the form approved by the Company.

13.6Any provision of this Agreement that imposes an obligation after the termination of this Agreement or expiration of the Term shall survive the termination or expiration of this Agreement. Without limiting the generality of the foregoing, the following provisions shall survive termination: Sections 3.2, 3.4, 4, 7, 8, 11, 13.4, 13.5, 15, 17 to 25 (inclusive).

14.Third Party Approval

14.1The terms of this Agreement shall be subject to applicable securities laws and policies and any required approvals from the Canadian Securities Exchange or other applicable stock exchange the Company’s common shares are listed or the Company is seeking to be listed on.

15.Relationship of the Parties

15.1The Consultant is an independent contractor and is not an employee of the Company. The ConsuCtant will be entitled to no benefits or compensation from the Company except as set forth in this Agreement and will in no event be entitled to any fringe benefits payable to employees of the Company. The Consultant will be solely

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responsible for the payment of all taxes due on the income received for the consulting services provided under this Agreement.

15.2The parties specifically and expressly disclaim any intention to create a partnership, employment relationship, joint venture, or to constitute any party as the agent of the other. Nothing in this Agreement will result in a party being a partner of the other party nor impose any partnership obligation on any party.

15.3Without limiting the foregoing: (a) the Consultant and the Consultant Personnel shall not be eligible to participate in any benefit or compensation plans ohered by the Company to its employees, including, without limitation, any payments under any employment standards legislation; and (b) the Company shall have no liability or responsibility for any statutory withholdings, registrations, deductions, or remittances related to the Consultant, including without limitation, any income, payroll, or other federal, state, or provincial taxes, employment insurance remittances, Canada Pension Plan contributions, or employer health tax, or worker’s compensation insurance premiums for the Consultant. The Consultant is responsible for these withholding, remitting and registration obligations, and shall indemnify the Company from and against any order, penalty, interest, taxes or contributions that may be assessed against the Company as a result of the failure or delay of the Consultant to make any such withholdings, remittances or registration, or to file any information required by any law.

15.4The Consultant will indemnify and save harmless the Company and its directors, oPicers, employees, and agents (collectively the “Indemnified Persons”) from and against all actions, proceedings, demands, claims, liabilities, losses, penalties, fines, interest, damages, judgments, costs, and expenses (collectively, a “Claim”) including, without limiting the generality of the foregoing, legal fees and disbursements on a solicitor and his own client basis (together with all applicable taxes), which the Indemnified Persons or any of them or their personal representatives may suffer as a result of any Claim by the Canada Revenue Agency or any other competent authority that the Consultant is an employee of the Company or as a result of the Company not making any statutorily required source deductions on payments to the Consultant. the Company may at any time set off any amounts owing to it by the Consultant under this section hereof against any and all amounts payable by the Company to the Consultant, including but not limited to amounts payable under this Agreement.

16.Assignment

16.1The Consultant may not assign or transfer any or all of its rights or obligations under this Agreement, io whole or in part, to a third party without the prior written consent of the Company.

16.2The Company’s consent to any assignment will not relieve the Consultant from its obligations for performance of this Agreement.

17.Entire Agreement

17.1This Agreement constitutes the entire agreement between the parties relating to the subject matter hereof, and supersedes all prior and contemporaneous negotiations, correspondence, understandings, and agreements of the parties relating to the subject matter hereof. It may be amended only by an agreement in writing, signed by both parties.

18.Notice

18.1Any notice to be given hereunder shall be deemed to have been well and sufficiently given if mailed by prepaid registered mail, electronic mail (email) or delivered to the parties at the addresses specified herein or at such other address as each party may from time to time direct in writing. Any such notice shall be deemed to have been received if mailed, two business days after the date of mailing, if by email, the next business day after electronic transmission, and, if delivered, upon delivery. If normal mail service is interrupted by a labour dispute, slowdown, strike, force majeure, or other cause, a notice sent by mail shall not be deemed to be received until actually received, and the party giving such notice shall use such other service as may be available to ensure prompt delivery or shall deliver such notice.

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19.Invalidity

19.1If any of the provisions contained in this Agreement is found by a court of competent jurisdiction to be invalid, illegal or unenforceable in any respect, the validity, legality or enforceability of the remaining provisions contained herein shall not be in any way affected or impaired thereby.

20.Further Assurances

20.1Each party shall do such acts and shall execute such other documents, conveyance, deeds, assignments, transfers and the like and will cause the doing of such acts and will cause the execution of such further documents as are within its power as any other party may in writing at any time and from time to time reasonably request be done and/or executed, in order to give full effect to the provisions of this Agreement.

21.Waiver

21.1Any waiver of, or consent to depart from, the requirements of any provision of this Agreement shall be effective only if it is in writing and signed by the party giving it, and only in a specific instance and for the specific purpose for which it has been given. No failure on the part of any party to exercise, and no delay in exercising, any right under this Agreement, shall operate as a waiver of such right. No single or partial exercise of any such right shall preclude any other or further exercise of such right or the exercise of any other right.

22.Independent Legal Advice

22.1Each of the parties confirms and acknowledges that it has been provided with an opportunity to seek independent legal advice with respect to its rights, entitlements, liabilities and obligations hereunder and understands that it has been recommended that such advice be sought prior to entering into this Agreement.

23.Governing Law

23.1This Agreement will be governed by, and construed and enforced in accordance with, the laws of the Province of British Columbia and the laws of Canada applicable therein. The parties irrevocably submit and attorn to the exclusive jurisdiction of the courts of the Province of British Columbia for all matters arising out of or relating to this Agreement.

24.Equitable Relief

24.1The Consultant hereby agrees that breach, or threatened breach, of this Agreement may cause the Company irreparable injury, for which monetary damages would not provide adequate compensation, and that in addition to any other remedy, the Company shall be entitled to injunctive relief against such breach or threatened breach in any court of competent jurisdiction, without proving actual damage or posting a bond or other security.

25.Counterparts

25.1This Agreement may be executed and delivered by the parties in counterparts (each of which will be considered for all purposes an original) and by facsimile (or email scan) and when a counterpart has been executed and delivered by each of the parties, by facsimile (or email scan) or otherwise, all such counterparts and facsimiles (or email scans) Will together Gonstitute one agreement.

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IN WITNESS WHEREOF the parties have executed this Agreement as of the Effective Date.

INCUBARA CAPITAL CORP.

Per:  "Geoff Watson"

Name: Geoff Watson

Title: President

"Scott Eldridge"

SCOTT ELDRIDGE

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SCHEDULE “A"

Consulting Services and Compensation

1.Services

1.1The Services include, but are not limited to:

•Acting as the Chief Executive Officer of the Company;

•Provide strategic leadership and vision to the Company and to work with the board of the directors of the Company, as it may be constituted from time to time (the “Board”), and senior management to establish, implement and over-see the goals, strategies, plans and policies of the Company;

•Assisting the Company in investing, acquiring and developing additional prospective disruptive businesses;

•Implementing a robust strategic and operational planning and reporting processes;

•Monitor and evaluate technology industry trends that may affect strategy;

•Recruit, lead and guide a senior management team, including attracting and retaining individuals with the requisite skills, experience and ethical values;

•Together with the CFO and other senior management, oversee the development for consideration and approval by the Board of policies regarding the Company's public disclosure;

•Together with the CFO and other senior management, establish, maintain and implement disclosure controls and procedures, and internal controls over financial reporting;

•Commenting on proposed corporate decisions and identifying and evaluating alternative course of action;

•Assisting the Company in fundraising and other corporate issues; and

•Providing such other services as may be appropriate or required by the Board from time to time.

The foregoing duties and responsibilities are set and specified by the Board, who may change, alter or amend such duties and responsibilities in its sole discretion.

1.2Throughout the Term, the Consultant shall well and faithfully serve the Company and use its best efforts to generally promote the interests of the Company.

1.3At the Company's request, the Consultant will provide the Board a written report and explanation of the Services completed throughout each fiscal quarter during the Term.

1.4The Consultant shall comply with all the Company policies, procedures, rules and regulations, both written and oral, as may be announced by the Company from time to time.

2.Compensation

In consideration for providing the Services, during the Term of the Agreement the Company shall pay the Consultant as follows:

i)Beginning on the Elective Date and for the duration of the Probation Period, $5,000 +GST per month; and

ii)For the duration of the Renewal Period, the Company shall pay the Consultant $8,333.33 + GST per month.

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If the Consultant is still engaged under this Agreement upon the Company listing its common shares on a stock exchange (the “Listing Date”), the Consultant will receive 500,000 stock options exercisable for common shares in the Company and having an exercise term of two (2) years (the “Options”). The options shall have the lowest exercise price permitted by the applicable stock exchange policies on the grant date. The options shall also be subject to the terms of the Company's stock option plan, applicable securities laws and stock exchange policies, and approval by the Board. The Options shall have a vesting period as follows:

Number of Options Vested	Vesting Date
25%	On the Listing Date
25%	Four months after the Listing Date
25%	Eight months after the Listing Date
25%	Twelve months after the Listing Date

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Bank Wirinq Instructions for the Consultant

[insert wire instruction]

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